ORION ENGINEERED CARBONS ANNOUNCES INTERIM CASH DIVIDEND

Luxembourg - December 12, 2017 - Orion Engineered Carbons S.A. (NYSE: OEC), a worldwide supplier of specialty and high-performance Carbon Black, today announced that its board of directors has declared an interim dividend of €0.168576* per common share equivalent to a total distribution of €10 million based on the number of common shares currently outstanding.

The interim dividend will be paid on December 27, 2017. The record date for the interim dividend will be December 22, 2017. The interim dividend with respect to common shares held in book-entry form through the facilities of The Depository Trust Company will be paid entirely in U.S. Dollars, at the official U.S. Dollar/Euro exchange rate reported by the European Central Bank on December 20, 2017. No portion of the interim dividend with respect to any common shares held through The Depository Trust Company will be paid in Euro.

Luxembourg withholding tax at a rate of 15% will be deducted from the interim dividend, subject to certain exemptions and reductions in certain circumstances.

* The actual interim dividend per common share is €0.168576600212535.

About Orion Engineered Carbons S.A.

Orion is a worldwide supplier of Carbon Black. We produce a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites and four Applied Technology Centers. The group has approximately 1,457 employees worldwide. For more information please visit our website www.orioncarbons.com.

Contact

Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com